

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 4, 2008

<u>via U.S. mail and facsimile</u>
Mr. Fletcher A. Robbe
Agent for Service
2901 W. Coast Hwy.
Suite 200
Newport Beach CA 92663

> **Re: China Marine Food Group Limited**
> **Amendment No. 2 to Form S-1**
> **Filed March 14, 2008**
> **File No. 333-148073**

Dear Mr. Robbe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please monitor your need to update your financial statements and related disclosure throughout the Form S-1, including quarterly market information for your share price under the "Market for Common Equity and Related Stockholder Matters" section. Please refer to Item 3.12 of Regulation S-X or Article 8 of Regulation S-X, as applicable.

Cover Page of Registration Statement

2. Revise the cover page to comply with the amendments to Form S-1 effective February 8, 2008.

Directors, Executive Officers, Promoters and Control Persons, page 90

3. We note your response to our prior comment 13. Pease add Mr. Weipeng Liu's title of "Manager of Operations" to the table on page 90.

Executive Compensation

Compensation Discussion and Analysis

Elements of Compensation, page 93

4. You state that you provide your officers "solely" with a base salary and do not provide any discretionary bonuses. We note however, that you pay your executives incentive bonuses based on a profit formula. Please reconcile this disclosure.

Base Salary, page 93

5. We note your response to our prior comment 9. You state that you have no predetermined quantitative targets or formula to assist in evaluating an individual's or Company performance. However, the language in the last sentence of the first paragraph on page 93 mentions "*objective* parameters such as…personal performance and overall corporate performance." Finally, we note that the salaries for each executive officer for the next two years are set forth in employment agreements. Please clarify whether the salaries for the executive officers will change over the next two years, and if so, how any such changes will be determined.

 Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Carroll at 202-551-3362 or, in his absence, Chris White at 202-551-3461 if you have questions on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Levy
    B. Carroll